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                              June 10, 2022

       XuYe Wu
       Chief Executive Officer
       Quality Online Education Group Inc.
       #306- 650 Highway 7 East Richmond Hill
       ONT L4B2N7, Canada

                                                        Re: Quality Online
Education Group Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 13, 2022
                                                            File No. 024-11644

       Dear Mr. Wu:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A Filed on May 13, 2022

       Cover Page

   1. Please revise your cover page to provide the information you provide in your response to comment 1. Explain that
you have remitted cash to Tianjin Zhipin Education Technology
                                                        Co., Ltd. in
consideration for service fees and indicate the total amounts paid to date. If payment for service
fees represents the only transfers, dividends or distributions that have been made to date to or
from you and any of your affiliated entities, please state as much.
                                                        If these payments
represent the last of the payments to be made to Tianjin because you have ceased
offering tutoring services to students in China, please state as much, if true.
 XuYe Wu
FirstName  LastNameXuYe   Wu Inc.
Quality Online Education Group
Comapany
June       NameQuality Online Education Group Inc.
     10, 2022
June 10,
Page 2 2022 Page 2
FirstName LastName
2. We note your revisions in response to comment 2. We note that you have a service contract through Tianjin Zhipin Education Technology Co., Ltd and rely on their online platform, since they have an ICP license to operate online service in China. We re-issue comment 2 in part, as we are unable to locate an explanation on how you "avoid oversight by the Chinese government" under the circumstances. If you have ceased offering services to students in China, please state as much, rather than state you "will
         cease...before the end of April 2022."
Summary, page 1

3. We note your response to comment 4 and reissue the comment as we are unable to discern from your response to what extent your revenues have been historically dependent upon customers in China or if any of your revenue is derived from customers outside of China.
         If you have ceased generating revenues from customers in China because you have ceased providing services in China, please state as much and explain how ceasing such services will impact your revenues in the future. We note your disclosure that "550 students in mainland China are still active," which represents "1/3 of [y]our monthly active students."
Risk Factors, page 22

4. We note your response to comment 6. We reissue this comment in part. In the event you are are not compliant with the regulations or policies that have been issued by the CAC to date, please explain the penalties or ramifications for noncompliance. We note your statements elsewhere that you rely upon a third party to deliver all lessons to your students and the third-party is responsible for compliance with CAC regulations. Tell us the basis for this conclusion.
General

5. We note your response to comment 5 and your interim financial statements as of February
         28, 2022. It is unclear to us why you are referring to those financial statements as
         "audited," when there is no accompanying audit opinion for that period. Please revise or advise. Also, revise your Management's Discussion and Analysis to provide information regarding significant factors, including unusual or infrequent events or transactions or new
         developments, materially affecting the issuer   s income from
operations, and, in each case,
         indicating the extent to which income was so affected. Describe any other significant component of revenue or expenses necessary to understand the issuer
s results of
         operations and provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. You should present this narrative information as of the fiscal year end and for the interim period. Refer to
         Item 9(a) of Form 1-A and the related instructions.
 XuYe Wu
FirstName  LastNameXuYe   Wu Inc.
Quality Online Education Group
Comapany
June       NameQuality Online Education Group Inc.
     10, 2022
June 10,
Page 3 2022 Page 3
FirstName LastName
       Please contact Janice Adeloye at 202-551-3034 or Mara Ransom at 202-551-3264 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Matthew McMurdo, Esq.